Exhibit 21.1

KEANE GROUP, INC.
SCHEDULE OF SUBSIDIARIES

The following is a list of the Company’s subsidiaries and includes all subsidiaries deemed significant. The jurisdiction of each company is listed in parentheses.

Keane Group Holdings, LLC (DE)
KGH Intermediate Holdco I, LLC (DE)
KGH Intermediate Holdco II, LLC (DE)
Keane Frac, LP (PA)
Keane Frac GP, LLC (DE)